Item 30. Exhibit (d) iii.

Overloan Protection Rider

Rider Part Of This Policy

This rider is issued and made part of this Policy as of the Policy’s Issue Date.

This rider will not affect any rights or obligations under the Policy or any other Policy rider, unless and until this rider is exercised. See Effect Of Exercising Rider On Policy And Other Riders, below. The rider will continue in force until its termination as described below. This rider does not have account value, Cash Surrender Value or loan value.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in this Policy. This Policy’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with the Policy’s provisions, the provisions of this rider will control with respect to this rider.

Benefits Provided By This Rider

By exercising this rider, this Policy will continue as paid-up life insurance when, as a result of Policy debt, the non-loaned account value is insufficient to cover this Policy’s monthly charges.

Rider Effective Date

This rider will be effective (the “Rider Effective Date”) on the next Monthly Calculation Date after:

1.	We have received the Owner’s Written Request to exercise this rider; and
2.	All other requirements for exercising this rider have been met.

The requirements for exercising this rider are discussed below.

Policy Conditions For Exercising This Rider

This rider cannot be exercised unless this Policy meets all of the following conditions (the “Policy Conditions”):

1.	This Policy is in force and has reached the 15th Policy Anniversary Date;

2.	The Insured is at least Attained Age 75;

3.	The account value of the Policy must be at least $100,000;

4.	The non-loaned account value is sufficient to pay the Rider Charge (described below);

5.	The Policy is issued under the federal Guideline Premium Test under Section 7702 of the Internal Revenue Code, as amended;

6.	This Policy is not, and exercise of this rider will not cause the Policy to become, a “modified endowment contract” under the Internal Revenue Code;

7.	The Policy debt exceeds a specified percentage of the account value after deduction of the Rider Charge. This percentage is called the “Overloan Rider Trigger” and varies by the Attained Age of the Insured. The Overloan Rider Triggers are shown on the table attached to this rider; and

8.	All amounts that can be withdrawn from the Policy without the imposition of federal income tax must have already been taken as partial surrenders.

Written Request

Once all of the above Policy Conditions are satisfied, we will send a notice to You that You may exercise this rider. You must indicate Your intent to exercise this rider by sending us a Written Request. If we provide such notice at least 31 days before the end of the Policy’s grace period, we must receive Your Written Request to exercise the rider before the end of the Policy’s grace period. If, however, we provide notice that the Policy Conditions have been satisfied within 31 days before the end of the Policy’s grace period, we must receive Your Written Request to exercise the rider no later than the 30th day following the date You receive our notice. The Policy’s grace period will be extended until the end of any such 30 day period.

If the Policy meets all of the Policy Conditions and the Owner does not choose to exercise this rider, the Owner still has the right to exercise the rider at a later date as long as the Policy remains in force and provided that the Policy Conditions are met.

Rider Charge

Additionally, to exercise this rider, a one-time rider charge (the “Rider Charge”) must first be deducted from the Policy’s account value. The Rider Charge will be equal to one (1) multiplied by two (2), where:

(1)	is the Policy’s account value; and

(2)	is a percentage of the account value which varies by the Insured’s Attained Age (the “Rider Charge Percentage”). See attached table.

If the non-loaned account value is insufficient to cover the Rider Charge, the Owner will be required to pay back Policy debt in the form of a loan repayment in a sufficient amount such that there is enough non- loaned account value to cover the Rider Charge.

There is no charge for this rider unless it is exercised. There are no periodic charges for this rider after it is exercised.

Adjustment Of Death Benefit & Compliance With Section 7702 Of The Internal Revenue Code

When all of the Policy Conditions are met, and after we receive the Owner’s Written Request to exercise this rider and the Rider Charge has been applied, this Policy’s death benefit will be adjusted in two (2) steps:

1.	If the Death Benefit Option is not already Death Benefit Option 1, it will be changed to Death Benefit Option 1; and

2.	The Total Selected Face Amount will equal the Minimum Death Benefit after the Rider Charge is taken.

If this Total Selected Face Amount is not compliant with Section 7702 of the Internal Revenue Code, the Owner will not be allowed to exercise this rider.

If we determine that a current or future distribution will be required to maintain the Policy’s qualification as life insurance under Section 7702 of the Internal Revenue Code, the Owner will not be allowed to exercise this rider.

Effect Of Exercised Rider On Policy And Other Riders

Exercising this rider will affect this Policy and any other Policy riders, as of the Rider Effective Date, as follows:

1.	Interest will continue to accrue on the Policy debt at the applicable interest rate under this Policy;

2.	The loaned account value in the Guaranteed Principal Account will earn interest at the same rate as the loan interest rate;

3.	Any remaining non-loaned account value will be held in the Guaranteed Principal Account and will continue to accrue interest at not less than this Policy’s guaranteed minimum interest rate for the Guaranteed Principal Account, as shown on the Policy Specifications;

4.	All other Policy riders, including without limitation any Supplemental Monthly Term Insurance Rider will be terminated;

5.	No further monthly charges or additional charges will be taken from the account value;

6.	No further Policy loans may be taken;

7.	No further Policy changes, account transfers or partial surrenders will be allowed;

8.	No further premium payments or loan repayments will be allowed;

9.	The amount of the death benefit will be the maximum of (A) and (B) where:

A.	is the Selected Face Amount; and
B.	is the Minimum Death Benefit, calculated as of the date of the Insured’s death;

10.	This Policy will be placed in paid-up status; and

11.	The Owner will be notified of the changes to this Policy.

Rider Termination

This rider will terminate when any of the following occurs:

1.	Before this rider is exercised, we receive a satisfactory Written Request from the Owner to terminate this rider. Such termination will be effective on the occurrence of the Monthly Calculation Date on, or that next follows, the date we receive the Written Request; or

2.	The Paid-up Policy Date; or

3.	Termination of this Policy for any reason.

This rider cannot be reinstated once it is terminated.

C.M. LIFE INSURANCE COMPANY

/s/ Roger W. Crandall	/s/ Tokunbo Akinbajo

President	Secretary

Overloan Rider Triggers and Rider Charge Percentages

The Overloan Rider Triggers and Rider Charge Percentages vary by the Insured’s Attained Age.

Attained Age	Rider Charge Percentage	Trigger Point
18 - 74	NA	NA
75	3.71%	96.00%
76	3.57%	96.00%
77	3.45%	96.00%
78	3.31%	96.00%
79	3.33%	96.00%
80	3.19%	96.00%
81	3.13%	96.00%
82	2.99%	97.00%
83	2.87%	97.00%
84	2.73%	97.00%
85	2.61%	97.00%
86	2.47%	97.00%
87	2.33%	97.00%
88	2.17%	97.00%
89	1.95%	98.00%
90	1.71%	98.00%
91	1.54%	98.00%
92	1.36%	98.00%
93	1.19%	98.00%
94	1.02%	98.00%
95	0.85%	99.00%
95+	NA	NA